Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

[redacted]

03032203

BY COURIER

F/DI: 428/19.9.03

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Investments) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice regarding equity stakes

9/25

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION SA

NOTICE

Equity Stakes

PPC SA notices that, *Fidelity Investments* notified by its letter dated 18/9/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned: Public Power Corporation S.A.
Announcing Party:Legal Entity: Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.
Security type: Shares with voting rights: ordinary shares + GDRs
Percentage Change: Directly 5%
Percentage of Voting Rights: Before the change: 4.96%,
After the change: 5.00%
Number of Shares with Voting rights: Before the change: 11,544,707
After the change: 11,609,307
Percentage of Share Capital: Before the change: 4.96%,
After the Change: 5.00%
Total Number of Shares per Share type: 11,233,667 + 375,640GDRs
Date of Transaction: 25 August 2003
Date of announcement of the Transaction to the Party concerned: 26 August 2003
Date of announcement of the Transaction to the ASE: 26 August 2003

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 428/19.9.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Investments) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice regarding equity stakes

Not for publication or distribution in the United States, Canada, Japan or Australia.

PUBLIC POWER CORPORATION SA

NOTICE

Equity Stakes

PPC SA notices that, *Fidelity Investments* notified by its letter dated 18/9/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned:	Public Power Corporation S.A.		
Announcing Party:Legal Entity:	Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.		
Security type:	Shares with voting rights: ordinary shares + GDRs		
Percentage Change:	Directly	5%	
Percentage of Voting Rights:	Before the change:	4.96%,	
	After the change:	5.00%	
Number of Shares with Voting rights:	Before the change:	11,544,707	
	After the change:	11,609,307	
Percentage of Share Capital:	Before the change:	4.96%,	
	After the Change:	5.00%	
Total Number of Shares per Share type:	11,233,667 + 375,640GDRs		

Date of Transaction: 25 August 2003
Date of announcement of the Transaction to the Party concerned: 26 August 2003
Date of announcement of the Transaction to the ASE: 26 August 2003
